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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*

                              TREND MINING COMPANY
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                                (Name of Issuer)

                     Common Stock, $0.01 par value per share
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                         (Title of Class of Securities)


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                                 (CUSIP Number)

                              Mr. Thomas S. Kaplan
                            c/o William Natbony, Esq.
                          Katten Muchin Zavis Rosenman
                               575 Madison Avenue
                               New York, NY 10022
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 12, 2004
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             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

      * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.
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1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Thomas Scott Kaplan
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                         (b) |_|

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3     SEC USE ONLY


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4     SOURCE OF FUNDS*

      N/A
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


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6     CITIZENSHIP OR PLACE OF ORGANIZATION

      U.S.A.
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               7     SOLE VOTING POWER

                     14,567,854              (comprised of 1,000,000 shares held
                                             by Tigris Financial Group
                                             Ltd., 12,219,751 shares held by
                                             Electrum LLC and 1,348,103 shares
                                             held by LCM Holdings LDC)
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            14,567,854              (comprised of 1,000,000 shares held
    WITH                                     by Tigris Financial Group
                                             Ltd., 12,219,751 shares held by
                                             Electrum LLC and 1,348,103 shares
                                             held by LCM Holdings LDC)
               -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     0
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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      14,567,854              (comprised of 1,000,000 shares held by Tigris
                              Financial Group Ltd., 12,219,751 shares held by
                              Electrum LLC and 1,348,103 shares held by LCM
                              Holdings LDC)
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12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      35.0%
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14    TYPE OF REPORTING PERSON*

      IN
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.
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1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Dafna Kaplan
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                         (b) |_|

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3     SEC USE ONLY


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4     SOURCE OF FUNDS*

      n/a
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


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6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Israel
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               7     SOLE VOTING POWER

                     0
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            0
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     0
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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      0
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12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0%
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14    TYPE OF REPORTING PERSON*

      IN
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

      This Amendment No. 4 amends the statement on Schedule 13D (the "Schedule 13D") filed on October 4, 2000, by Thomas Scott Kaplan, as amended by Amendment No. 1 filed on February 14, 2001, Amendment No. 2 filed on May 23, 2001, and Amendment No. 3 filed by Mr. Kaplan and his wife Dafna Kaplan on November 21, 2003, relating to shares of Common Stock, par value $0.01 per share ("Common Stock") of Trend Mining Company (the "Company"). The purpose of this Amendment No. 4 is (i) to report, and to reflect certain changes in Mr. Kaplan's beneficial ownership resulting from, the readjustment of the terms of certain loans and warrants and (ii) to report an acquisition of shares by an entity controlled at the time by Mrs. Kaplan which had been erroneously omitted from the Kaplans' Schedule 13D, as amended. All capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the
Schedule 13D, as amended to date.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is hereby amended as follows:

On October 10, 2002, LCM acquired 370,000 shares of Common Stock from the Company for an aggregate purchase price of $37,000. The source of the funds used by LCM was working capital.

Item 5. Interest in Securities of the Issuer

Items 5(a) and 5(b) are hereby amended and restated to read as follows:

      (a) As of February 12, 2004, Mr. Kaplan beneficially owns 14,567,854 shares of Common Stock, comprised of:

            (i) An aggregate of 12,219,751 shares held by Electrum consisting of (1) 4,307,488 shares of Common Stock held outright; (2) 6,279,761 shares underlying Common Stock purchase warrants which are excercisable at an exercise price of $0.40 per share, (3) 670,000 shares underlying Common Stock purchase warrants which are exercisable at an exercise price of $1.50 per share, and (4) 481,251 shares of Common Stock and 481,251 shares underlying warrants which are exercisable at an exercise price of $1.50 per share, which shares and warrants are issuable to Electrum upon conversion of convertible debt held by Electrum. As sole voting trustee pursuant to a voting trust agreement with Electrum, Mr. Kaplan is deemed to beneficially own the foregoing securities for purposes of
                  Section 13(d) of the Exchange Act;

            (ii) 1,000,000 shares of Common Stock held by Tigris. As the sole stockholder of Tigris, Mr. Kaplan is deemed to beneficially own such shares for purposes of Section 13(d) of the Exchange Act;

            (iii) An aggregate of 1,348,103 shares held by LCM consisting of (1)
                  900,174 shares of Common Stock held outright; (2) 113,413 shares of Common Stock underlying Common Stock purchase warrants which are exercisable at an exercise price of $1.50 per share; and (3) 167,258 shares of Common Stock and an additional 167,258 shares of Common Stock underlying Common Stock purchase warrants which are exercisable at an exercise price of $1.50 per share, which shares and warrants are issuable to LCM upon conversion of convertible debt held by LCM. As sole voting trustee pursuant to a voting trust agreement with LCM, Mr. Kaplan is deemed to beneficially own the foregoing securities for purposes of Section 13(d) of the Exchange Act.

            Based upon 33,229,085 shares of Common Stock outstanding as of January 14, 2004, as reported in the Company's Form 10-KSB for the fiscal year ending September 30, 2003, the foregoing shares of Common Stock that may be deemed to be beneficially owned by the Mr. Kaplan , in the aggregate, constitute approximately 35.0% of the shares of Common Stock outstanding (assuming conversion of all warrants, convertible debt and warrants underlying convertible debt beneficially owned by Mr. Kaplan).

            From and after August 27, 2003, Mrs. Kaplan beneficially owns no shares of Common Stock.

      (b) Mr. Kaplan has the sole power to vote or direct the vote and sole power to dispose of the shares that are held by Tigris, Electrum and LCM, except that, until August 27, 2003, Mrs. Kaplan held such sole power with respect to the shares held by LCM.

Item 5(c) is hereby amended as follows:

      (c) Set forth below are all transactions of the Reporting Persons reportable under Section 5(c) of Schedule 13D not previously reported in the Schedule 13D. All transactions reported below were effected by the Reporting Persons through LCM. All such transactions were with the Company.

            On October 10, 2002, LCM acquired 370,000 shares of Common Stock for an aggregate purchase price of $37,000.

            On February 12, 2004, pursuant to an Amended Loan and Warrant Agreement with the Company, LCM and Electrum agreed to adjust the conversion terms of the convertible debt and certain warrants held by LCM and Electrum. LCM and Electrum also agreed to waive past due interest payments on the notes totaling approximately $130,000 as of 10/31/03. The convertible debt, previously convertible at $0.50 per unit, will now be convertible at $1.25 per unit, each unit consisting of one share and one warrant exercisable at $1.50. In addition, the exercise price of all warrants issued in connection with the convertible debt was increased to $1.50 per share and the expiration dates of all warrants issued before January 30, 2002 in connection with convertible debt were accelerated by one year. Also on such date, Trend elected to repay $68,435.36 due under the convertible debt held by Electrum and $23,784.67 due under the convertible debt held by LCM.

Item 5(d) is hereby amended and restated to read as follows:

      (d) The Trust has the right to receive dividends from, and the proceeds from the sale of the shares of Common Stock held by LCM and Electrum. Until August 27, 2003, Mrs. Kaplan, as the sole shareholder of Electrum and LCM, had the right to receive dividends from, and the proceeds from the sale of all such shares.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Paragraph 15 of Item 6 is hereby supplemented and amended as follows:

      (15) On February 12, 2004, pursuant to an Amended Loan and Warrant Agreement with the Company, LCM and Electrum agreed to adjust the conversion terms of the convertible debt and certain warrants held by LCM and Electrum. The shareholders also agreed to waive past due interest payments on the notes totaling approximately $130,000 as of 10/31/03. The convertible debt, previously convertible at $0.50 per unit, will now be convertible at $1.25 per unit, each unit consisting of one share and one warrant exercisable at $1.50. In addition, the exercise price of all warrants issued in connection with the convertible debt was increased to $1.50 per share and the expiration dates of all warrants issued before January 30, 2002 in connection with convertible debt were accelerated by one year. Also on such date, Trend elected to repay $68,435 due under the convertible debt held by Electrum and $23,785 due under the convertible debt held by LCM.

The following paragraph is hereby added at the end of Item 6:

      (16) On February 12, 2004, Mr. Kaplan and the Company reached a settlement for the disgorgement of $210,194 of short-swing profits, the maximum amount that might be recoverable by the Company under Section 16(b) of the Exchange Act as a result of deemed acquisitions of shares of Common Stock underlying convertible debt by LCM and Electrum that occurred within six months of dispositions of shares and warrants by LCM and Electrum.

Item 7. Material to be filed as Exhibits

Item 7 is hereby amended and restated to read as follows:

Exhibit 1: Voting Trust Agreement, dated March 31, 2000, between Mr. Kaplan and Electrum LLC (incorporated by reference to Mr. Kaplan's Schedule 13D filed with the Securities and Exchange Commission on October 4, 2000)

Exhibit 2: Amendment to Voting Trust Agreement, dated March 30, 2001, between Mr. Kaplan and Electrum LLC (incorporated by reference to Mr. Kaplan's Schedule 13D filed with the Securities and Exchange Commission on May 23, 2001)

Exhibit 3: Voting Trust Agreement, dated August 27, 2003, between Mr. Kaplan and LCM Holdings LDC (incorporated by reference to Mr. Kaplan's Schedule 13D filed with the Securities and Exchange Commission on November 21, 2003)

Exhibit 4: Amended Loan and Warrant Agreement, dated as of February 12, 2004, between Electrum LLC, LCM Holdings LDC and Trend Mining Company.

                                    SIGNATURE

      After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

      Dated: February 12, 2004


                                               /s/ Thomas S. Kaplan
                                               --------------------
                                               Thomas Scott Kaplan


                                               /s/ Dafna Kaplan
                                               ----------------
                                               Dafna Kaplan

                             Joint Filing Agreement

      In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock, par value $0.01 per share, of Trend Mining Company, and that this Agreement be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

In witness whereof, the undersigned hereby execute this Agreement this 12th day of February, 2004.


                                                     /s/ Thomas S. Kaplan
                                                     --------------------
                                                     Thomas S. Kaplan


                                                     /s/ Dafna Kaplan
                                                     ----------------
                                                     Dafna Kaplan